September 29, 2025

Wai Kit Ng
Chief Executive Officer
Ga Sai Tong Enterprise Ltd
Fifth Floor of Kam Lung Commercial Centre
No. 2 Hart Avenue, Kowloon, Hong Kong

       Re: Ga Sai Tong Enterprise Ltd
           Registration Statement on Form F-1
           Filed September 19, 2025
           File No. 333-290394
Dear Wai Kit Ng:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Summary Consolidated Financial Data, page 14

1. Please correct the amount for Total Assets at June 30, 2025, or advise. Dilution, page 44

2. Please revise your historical and pro forma net tangible book value to exclude deferred offering costs.
Unaudited Interim Condensed Consolidated Statements of Cash Flows For the Six Months
Ended June 30, 2025 and 2024, page F-5

3. Please tell us how you determined that cash flows related to due from a shareholder are classified as operating activities, as opposed to investing activities. Refer to ASC
       230-10-45-12.
 September 29, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651
if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Lawrence Venick